SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-33178

MELCO RESORTS & ENTERTAINMENT LIMITED

71 Robinson Road

#04-03

Singapore (068895)

and

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F. Form 20-F ☒ Form 40-F ☐

MELCO RESORTS & ENTERTAINMENT LIMITED

Form 6–K

Signature	4

Exhibit 99.1

EXPLANATORY NOTE

The 2021 Share Incentive Plan of Melco Resorts & Entertainment Limited (the “Company”) became effective on December 6, 2021 (the “2021 Share Incentive Plan”).

On January 1, 2023, certain amendments to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules” and such exchange, the “HKEX”) governing share schemes adopted by companies listed on the HKEX and principal subsidiaries (as such term is defined under rule 17.14 of the Listing Rules) of such companies (“Principal Subsidiaries”) became effective (the “Amended Chapter 17 Rules”), requiring the share schemes of HKEX-listed companies and their Principal Subsidiaries to be compliant with the Amended Chapter 17 Rules by no later than the conclusion of the 2024 annual general meeting of the HKEX-listed company. As the Company is a Principal Subsidiary of Melco International Development Limited (“Melco International”), a company listed on the HKEX, the board of directors of the Company approved certain amendments to the 2021 Share Incentive Plan (such amended plan, the “Amended 2021 Share Incentive Plan”) such that the Amended 2021 Share Incentive Plan would be compliant with the Amended Chapter 17 Rules by no later than the conclusion of Melco International’s 2024 annual general meeting, currently scheduled to be held on June 13, 2024 (“Melco International’s 2024 AGM”).

The implementation of the Amended 2021 Share Incentive Plan is subject to the approval of the shareholders of Melco International by an ordinary resolution in accordance with the Listing Rules. Accordingly, the Amended 2021 Share Incentive Plan will be submitted for approval at Melco International’s 2024 AGM. Melco International’s board of directors proposes to recommend to its shareholders at Melco International’s 2024 AGM to approve the adoption of the Amended 2021 Share Incentive Plan by the Company. If Melco International’s shareholders approve the Amended 2021 Share Incentive Plan, it will become effective as of June 13, 2024.

Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like the Company to follow “home country practice” in certain corporate governance matters. Nasdaq Rule 5635(c) requires shareholder approval when a plan or other equity compensation arrangement is established or materially amended. The Company has elected to not obtain approval of the Amended 2021 Share Incentive Plan by the Company’s shareholders as such shareholder approval is not required under the laws of the Cayman Islands, being the place of incorporation of the Company.

A summary of the principal amendments to the 2021 Share Incentive Plan which is proposed to be approved by the shareholders of Melco International is set out in Exhibit 99.1 attached to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO RESORTS & ENTERTAINMENT
LIMITED

By:	/s/ Graham Winter
Name:	Graham Winter
Title:	Chief Legal Officer and Company Secretary

Date: May 9, 2024

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Summary of Principal Amendments to the 2021 Share Incentive Plan

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